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                                   EXHIBIT 11

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

     Basic earnings per common share of $0.58 for the year ended December 31, 2002 were calculated by dividing net income of $1,622,000 for the period January 1, 2002 to December 31, 2002 by the weighted-average number of common shares outstanding of 2,847,117.